August 5, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-10890

Dear Jim,

On behalf of Horace Mann Educators Corporation (the “Company”), we transmit herein the Company’s responses to the comment letter received on July 25, 2011. For ease of reference, your comments are presented in italics followed by the related response.

Notes to Consolidated Financial Statements

Note 11-Contingencies and Commitments, page F-99

1.	You state that the ultimate disposition of lawsuits and legal proceedings will have no material adverse effect on your financial position. We do not believe that this disclosure meets the requirements of ASC 450-20-50. For unrecognized contingencies as discussed in ASC 450-20-50-3, please provide us proposed disclosure to be included in future periodic reports of the nature of the contingency and an estimate of the possible loss or range of loss or a statement that an estimate cannot be made as required by ASC 450-20-50-4. For any unrecognized contingencies that you cannot make an estimate, tell us the procedures you undertake on a quarterly basis to make this determination.

Response:

The Company currently has no litigation in which there is a reasonable possibility of material loss. In future filings, the Company proposes including more concise language consistent with the accounting policy, such as “There are no lawsuits or legal proceedings where there exists, at least, a

August 5, 2011

reasonable possibility of incurring a loss exceeding amounts already recognized and where the amount of that additional loss would be material to the Company’s financial statements”.

* * * * *

In connection with our responses above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, do not hesitate to contact me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane

Brian J. Lane

BJL/sga

CC: Peter H. Heckman

Dwayne D. Hallman

Ann M. Caparros

Bret A. Conklin